UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
GMARKET INC.
(Name of Subject Company)
GMARKET INC.
(Name of Person(s) Filing Statement)
Common Stock, par value KRW 100 per share
American depositary shares, as evidenced by American depositary receipts, each representing one share of common stock
(Title of Class of Securities)
The Common Stock, which is not traded on U.S. markets, has not been assigned a CUSIP number.
The CUSIP number for the related American depositary shares is 38012G100.
(CUSIP Number of Class of Securities)

Duckjun (D.J.) Lee
Senior Managing Director and Chief Financial Officer
9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912,
Korea
82-2-1566-5701
(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of the persons filing statement)
with copies to:

Robert B. Robbins, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, NW Washington, DC 20037-1122 (202) 663-8136	Mark J. Lee, Esq. Orrick, Herrington & Sutcliffe LLP 43rd Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 2218 9118	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 (415) 773-5830
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

eBay to Expand Asian Operations Through Combination with Gmarket,
Korea’s Largest Online Marketplace
eBay to Make Cash Tender Offer of $24 Per Share For All Outstanding Gmarket Shares; Move
Significantly Strengthens eBay’s Leadership in the World’s 6th Largest e-commerce Market
San Jose, Calif., April 15, 2009 – eBay Inc. (Nasdaq: EBAY) and Gmarket Inc. (Nasdaq: GMKT) today jointly announced a definitive agreement for eBay to combine Gmarket, Korea’s leading e-commerce business, with eBay’s existing online marketplace in Korea. Under the terms of the agreement, eBay will make a cash tender offer of $24.00 per share for all outstanding Gmarket common shares and American Depositary Shares, for a total purchase price of up to approximately $1.2 billion assuming all outstanding shares are tendered. As of April 15, 2009, the consideration of $24.00 per share was equivalent to approximately 31,767 Korean won per share.
At closing, eBay will hold at least 67 percent of Gmarket as a result of shares tendered pursuant to agreements to tender with members of management and other investors sufficient to satisfy the minimum tender condition, as well as new shares issued by Gmarket in connection with the combination of Gmarket and eBay’s existing Korean marketplace business, Internet Auction Company. Shareholders that have signed agreements to tender include Interpark Corporation and its chairman, Ki Hyung Lee, current holders of approximately 34 percent of the outstanding shares of Gmarket. eBay will combine Gmarket’s operations with IAC, while maintaining separate sites.
“The combination of Gmarket and IAC establishes an exceptionally strong leadership position for eBay in one of the world’s largest, most dynamic and innovative e-commerce markets,” said John Donahoe, eBay’s president and chief executive officer. “This deal creates strong operational synergies between the two market leaders, offers more opportunities for sellers and enhances our ability to serve complementary consumer segments.”
“We welcome eBay’s investment in Gmarket,“ said Young Bae Ku, Gmarket’s president and chief executive officer. “This transaction will provide us an excellent opportunity for our next growth stage in Korea and will also help accelerate our expansion strategies beyond Korea. We look forward to teaming up with eBay’s leadership both locally and globally to drive our future growth and expansion.”
The Board of Directors of Gmarket has voted unanimously to approve the transaction and recommends that Gmarket security holders accept the offer. A special committee of Gmarket’s independent directors recommended approval of the transaction to Gmarket’s Board of Directors. The transaction, which is conditioned on the tender of a majority of the outstanding shares and American Depositary Shares of Gmarket on a fully diluted basis, final Korean antitrust clearance and other customary closing conditions, is expected to close in the second quarter of 2009. Following completion of the tender offer, shares of Gmarket not purchased by eBay will remain outstanding and will be delisted from The NASDAQ Stock Market. It is expected that there will not be an active trading market for outstanding Gmarket shares following completion of the offer.

With more than 86 million active users, eBay Marketplaces generated $60 billion of gross merchandise volume worldwide in 2008 and revenue of $5.6 billion. IAC generated $2.2 billion of gross merchandise volume in 2008 and revenue of $161.2 million at an assumed exchange rate of 1262 KRW per USD. In 2008, Gmarket generated $3.2 billion of gross merchandise volume and revenue of $220.8 million at the same assumed exchange rate.
Through the combined businesses, eBay will be able to offer benefits for both Gmarket and IAC sellers, such as tools for quick, simultaneous listings across both platforms, and enhanced experiences for buyers through improved selection, incentives and loyalty programs. eBay also expects the combination with Gmarket to provide a potential platform for further expansion within Asia.
The combination also provides the necessary support for Korean sellers who seek access to eBay’s global network. By joining eBay’s Cross Border Trade program, Korean small and medium sized businesses can export their products to buyers in foreign countries. Jooman Park, president of IAC and Young Bae Ku, president of Gmarket will jointly lead the combination of IAC and Gmarket and will manage the integration of the two e-commerce companies.
Gmarket’s focus on fashion-oriented categories and IAC’s focus on computers, electronics and sports give the two platforms core strengths in complementary consumer segments. Females age 20-29, representing Korea’s fastest-growing online segment, comprise more than 21 percent of Gmarket’s consumer base. Males age 30 and over comprise IAC’s biggest consumer segment. Korea is the world’s sixth-largest e-commerce market behind the United States, Germany, United Kingdom, China and Japan. eBay has more than seven years of experience in the market, beginning with its acquisition of IAC in 2001.
eBay Inc. will host an investor conference call on Thursday, April 16 at 6:00 a.m. PDT to discuss this announcement. A live webcast of the conference can be accessed through eBay Investor Relations Web site at http://investor.ebay.com. An archive of the webcast will be accessible through the same link.
About Gmarket
Gmarket Inc. is a leading retail ecommerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s ecommerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket was founded in April 2000 and listed on Nasdaq in June 2006. Gmarket’s e-commerce marketplace is located primarily at www.gmarket.co.kr.

About IAC
Founded in 1998 as an online auctioneer, Internet Auction Co. (IAC) has become one of Korea’s leading online marketplaces with more than 21 million registered users. Acquired by eBay in 2001, IAC has played a key role in improving Korea’s retail e-commerce market through greater selection for buyers and diverse sales solutions for sellers. IAC offers a wide range of products such as computers, electronics and sporting goods to a dynamic online community of over 2 million daily unique visitors. IAC’s online marketplace is located at www.auction.co.kr.
About eBay Inc.
Founded in 1995, eBay Inc. connects hundreds of millions of people around the world every day, empowering them to explore new opportunities and innovate together. eBay Inc. does this by providing the Internet platforms of choice for global commerce, payments and communications. Since its inception, eBay Inc. has expanded to include some of the strongest brands in the world, including eBay, PayPal, Skype, Shopping.com, and others. eBay Inc. is headquartered in San Jose, California.
Forward-Looking Statements
This announcement contains forward-looking statements, including statements regarding eBay, IAC and Gmarket, that involve risks and uncertainties, and actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that the transaction may not close; risks associated with eBay’s international operations (including foreign currency exchange rate fluctuations and regulatory, political and economic conditions in Korea and other areas of Asia); the reaction of users and suppliers of Gmarket’s and IAC’s services to the transaction; the future growth of Gmarket’s and IAC’s services; the reaction of competitors to the transaction; the contemplated integration of the employees certain systems of each company, and the possibility that integration following the transaction may be more difficult than expected; and the possibility that the expected benefits of the acquisition of Gmarket may not materialize to the extent expected or at all.
More information about factors that could affect eBay’s operating results can be found in the company’s most recent annual report on its Form 10-K and its subsequent quarterly reports on Form 10-Q (available at http://investor.ebay.com or at the SEC’s website at www.sec.gov.). All forward-looking statements are based on information available to eBay on the date hereof, and eBay assumes no obligation to update such statements.
# # #
MEDIA CONTACT:
Alan Marks
eBay Inc.
Media hotline: 408-376-7458
Joo Beom Park
Gmarket Inc.
Tel: +82 2 3016 5763
INVESTOR CONTACT:
Vandana Hariharan
eBay Inc.
408-376-5877
Paul J. Lee
Gmarket Inc.
+82 2 3016 4372

Additional Information and Where to Find It
This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares or American Depositary Shares of Gmarket. At the time the offer is commenced, eBay and its acquisition subsidiary will file tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”) and Gmarket will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares or American Depositary Shares of Gmarket at no expense to them at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available upon request by mail to eBay Inc., 2145 Hamilton Avenue, San Jose, CA 95125, Attention: Investor Relations or to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gmarket and eBay file annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by eBay or Gmarket at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. eBay’s and Gmarket’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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